

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





05002159

January 18, 2005

Richard G. Dennis
General Attorney
SBC Communications Inc.
175 E. Houston Street
San Antonio, TX 78205

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/18/2005

re: SBC Communications Inc.
Incoming letter dated December 9, 2004

Dear Mr. Dennis:

This is in response to your letter dated December 9, 2004 concerning the shareholder proposal submitted to SBC by the Sheet Metal Workers' National Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Matthew Hernandez
Corporate Governance Advisor
Sheet Metal Workers' National Pension Fund
Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314

132717

Legal Department

SBC Communications Inc.
175 E. Houston Street
San Antonio, Texas 78205



1934 Act/ Rule 14a-8

December 9, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: SBC Communications Inc. 2005 Annual Meeting
Shareholder Proposal of the Sheet Metal Workers' National Pension Fund

Ladies and Gentlemen:

This statement and the material enclosed herewith are submitted on behalf of SBC Communications Inc. ("SBC") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. SBC has received a shareholder proposal (the "Proposal") from the Sheet Metal Workers' National Pension Fund ("Proponent") for inclusion in SBC's 2005 proxy materials. For the reasons stated below, SBC intends to omit the Proposal from its 2005 proxy statement.

Pursuant to Rule 14a-8(j), enclosed are six copies of each of: this statement, and the Proponent's letter submitting the Proposal. A copy of this letter and related cover letter are being mailed concurrently to the Proponent advising it of SBC's intention to omit the Proposal from its proxy materials for the 2005 Annual Meeting.

The Proposal

On November 9, 2004, SBC received a letter from the Proponent containing the following Proposal:

Resolved: That the shareholders of SBC Communications, Inc. ("Company") hereby request that the Board of Directors' Compensation Committee adopt a performance and time-based restricted share grant program for senior executives that includes the following features:

(1) Operational Performance-Vesting Measures – The restricted share program should utilize justifiable operational performance criteria combined with challenging performance benchmarks for each criteria utilized. The performance criteria and associated performance benchmarks selected by the Compensation Committee should be clearly disclosed to shareholders.

(2) Time-Based Vesting – A time-based vesting requirement of at least three years should also be a feature of the restricted shares program, so that operational performance and time-vesting requirements must be met in order for restricted shares to vest

The Board and Compensation Committee should implement this restricted share program in a manner that does not violate any existing employment agreement or equity compensation plan.

It is my opinion, after review of applicable law and such other documents as I deemed necessary, that the Proposal may be omitted from SBC's proxy statement for the 2005 Annual Meeting for the reasons stated below.

<u>Reasons the Proposal May be Omitted from the Proxy Statement</u>

Pursuant to Rule 14a-8(i)(10): SBC has already substantially implemented the Proposal.

In essence, the Proposal requests SBC to adopt a restricted stock program that:

1. has performance measures, and
2. has a time-based vesting requirement.

The Proposal goes on to make a variety of suggestions, including that the program "should" use justifiable criteria and that each of the criteria and benchmarks "should" be disclosed clearly. Apparently, these matters are cast as suggestions to lessen the risk of challenges that the Proposal is addressing ordinary business matters, which would permit the exclusion of the Proposal under Rule 14a-8(i)(7).

The Proposal may be excluded from SBC's proxy materials under Rule 14a-8(i)(10) because SBC has already implemented the program called for by the Proposal through its adoption of the 2001 Incentive Plan (the "Incentive Plan"). Under the Incentive Plan, the Human Resources Committee may authorize the issuance of restricted stock under the exact requirements called for by the Proposal. The Incentive Plan specifically permits restricted stock to be granted with vesting terms determined by the Human Resources Committee, including performance based and time based vesting requirements.

In addition, the Incentive Plan permits the issuance of phantom stock, referred to as "performance shares" in the Incentive Plan, which also substantially complies with the Proposal. Each performance share is equivalent in value to a share of stock. At the end of a performance period determined by the Human Resources Committee, the performance shares are paid out based on the achievement of performance objectives determined by the Human Resources Committee from a list of objectives approved by stockholders. Performance shares may be paid out in stock or cash as determined by the Human Resources Committee. As with restricted stock, the Human Resources Committee may add additional performance objectives or time based vesting requirements. As such, SBC's program for issuing performance shares also complies with the Proposal.

For example, the Human Resources Committee granted performance shares in 2004 under the Incentive Plan with a 3-year performance period to SBC's officers and certain other employees. The targets chosen by the Human Resources Committee for these shares were described in SBC's 2004 proxy statement:

> For performance shares granted in 2004 to executive officers, the target is based on return on invested capital (net income before extraordinary items plus after-tax interest expense divided by average debt and average shareholder equity). The performance shares for the Chief Executive Officer are based 75% on return on invested capital and 25% on the comparison of SBC's total shareholder return (stock appreciation plus reinvestment of dividends) compared to companies in the North American Telecom Index, excluding equipment manufacturers, and adding several competitors not in the index.

Half of the performance shares will be converted to stock at payout, if any. The Human Resources Committee may terminate any performance share for any reason, including termination of employment, at any time before the payout at the end of the 3-year period. In addition to any stricter limits that may be imposed by the Human Resources Committee, the Incentive Plan limits the payout to a pro-rata amount if the employee terminates employment (other than as a retirement) before the end of the 3-year period.

SBC has already substantially implemented the Proposal, so it may be properly excluded under Rule 14a-8(i)(10). This rule expressly adopts the Staff's interpretation that the proposal need not be "fully effected" by a company to meet the mootness test, so long as it was substantially implemented. See *SEC Release No. 34-20091* (August 16, 1983); *Cisco Systems, Inc.* (August 11, 2003). In *Cisco Systems*, the Staff concurred in the exclusion of a proposal that the directors implement a performance based compensation program for executive officers to align pay with shareholder interests. The company in that case noted that it already had a performance based program in place, and pointed out that the board of directors had already considered and acted upon the matter at issue, stating:

> The Proposal is precatory in nature, and appears to request that the board consider an issue that has already been considered, approved and implemented.

In the present instance, the Proposal is similarly a precatory proposal that asks the SBC Human Resources Committee to do something it has already done. SBC has adopted a program that provides for restricted stock and performance shares, each of which may be issued with vesting criteria including performance vesting and time based vesting as called for by the Proposal. In addition, the Human Resources Committee has publicly disclosed in its report in the 2004 Proxy Statement its determination to rely on performance shares. These performance shares have both the operational performance vesting measures and the time-based elements substantially in accordance with those requested in the Proposal. Therefore, the Proposal has been substantially implemented and may be excluded from SBC's 2005 Proxy Statement pursuant to Rule 14a-8(i)(10).

Pursuant to Rule 14a-8(i)(7): The Proposal deals with a matter relating to SBC's ordinary business operations.

The Proposal may also be excluded from SBC's 2005 Proxy Statement under Rule 14a-8(i)(7) because it relates to the conduct of SBC's ordinary business operations. The Commission has described the underlying policy of this Rule as:

> ... consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to

> management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting.

Release No. 34-40018 (May 21, 1998).

In that Release, the Commission stated that one of the central considerations for the ordinary business exclusion was that certain tasks were "so fundamental to management's obligation to run a company on a day to day basis" that they could not be subject to direct shareholder oversight. General compensation policy is one area that has been identified as a matter relating to a company's ordinary business. See *Battle Mountain Gold Company* (February 13, 1992).

In Staff Legal Bulletin No. 14A (July 12, 2002), the Staff marked the distinction between compensation of senior executive officers and other employees. It stated that with respect to shareholder proposals relating to shareholder approval of equity compensation plans, those proposals that focus on equity compensation plans for *senior executive officers* and directors may not be excluded under Rule 14a-8(i)(7). Proposals that focus on equity compensation plans that include other members of the general workforce, however, may be excluded where the proposal seeks to obtain shareholder approval of all such equity compensation plans without regard to their potential dilutive effect.

The Proposal submitted by Proponent should be excluded under Rule 14a-8(i)(7) because it concerns general compensation not limited to senior executive officers. This Proposal calls for a restricted share grant program for "senior executives." SBC has many employees that are considered senior executives, but who are not "senior executive officers." The Proposal contains no definition of "senior executive" or other guidance to limit its application to senior executive officers. Compensation of this broader class of employees is precisely the "fundamental" task that is impracticable to put before shareholders at an annual meeting.

The Staff recently concurred in the exclusion under Rule 14a-8(i)(7) of a proposal similar to that submitted by Proponent. In *Reliant Resources, Inc.* (March 18, 2004) the company argued that a proposal requesting the Board of Directors to adopt a particular "executive compensation policy" could be excluded because it was not limited to matters relating to the compensation of senior executive officers. The company noted that the proposal "fails to adequately specify who is included in the term 'executive,'" which could include individuals who are not senior executive officers. It also pointed out that the company classified many of its employees as executives, but that they were not all considered "senior executive officers." The Staff concurred in the exclusion under Rule 14a-8(i)(7), "as relating to ordinary business operations (i.e., general compensation matters.)"

Like the proposal in *Reliant*, the Proposal is not limited to senior executive officers and does not specify which of SBC's senior executives are within its scope. Because the Proposal relates to general compensation matters and is not restricted to senior executive officers, it may be excluded under Rule 14a-8(i)(7).

* * *

For the reasons set forth above, in my opinion, SBC may omit the Proposal from its proxy materials for its 2005 Annual Meeting under Rule 14a-8. Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope.

Sincerely,



Richard G. Dennis
General Attorney

Enclosures

cc: The Sheet Metal Workers' National Pension Fund

SHEET METAL WORKERS' NATIONAL PENSION FUND



[Sent via facsimile to (210) 351-3521 and via UPS]

November 9, 2004

Joy Rick
Vice President and Secretary
SBC Communications, Inc.
175 E Houston Room 9-Q-04
San Antonio, TX 78205

Re: Performance and Time-Based Restricted Shares Proposal

Dear Joy Rick:

On behalf of the Sheet Metal Workers' National Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the SBC Communications, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to a performance and time-based restricted share program. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 102450 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Sheet Metal Worker pension funds are long-term holders of the Company's common stock. The Proposal is submitted to tie equity compensation to meaningful operational performance beyond stock price performance through a performance and time-based restricted share grant program for senior executives.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314 (703) 739-7000 facsimile (703) 739-7856

If you have any questions or wish to discuss the Proposal, please contact me at (703) 739-7000. Copies of correspondence or a request for a "no-action" letter should likewise be directed to me at Sheet Metal Workers' National Pension Fund, 601 N. Fairfax Street, Suite 500, Alexandria, VA 22314. Copies should also be forwarded to Mr. Craig Rosenberg, ProxyVote Plus, Two Northfield Plaza, Northfield, IL 60093.

Sincerely,



Matthew Hernandez
Corporate Governance Advisor

Enclosure

cc: Craig Rosenberg

Performance and Time-Based Restricted Shares Proposal

Resolved: That the shareholders of SBC Communications, Inc. ("Company") hereby request that the Board of Directors' Compensation Committee adopt a performance and time-based restricted share grant program for senior executives that includes the following features:

(1) Operational Performance-Vesting Measures - The restricted share program should utilize justifiable operational performance criteria combined with challenging performance benchmarks for each criteria utilized. The performance criteria and associated performance benchmarks selected by the Compensation Committee should be clearly disclosed to shareholders.

(2) Time-Based Vesting – A time-based vesting requirement of at least three years should also be a feature of the restricted shares program, so that operational performance and time-vesting requirements must be met in order for restricted shares to vest.

The Board and Compensation Committee should implement this restricted share program in a manner that does not violate any existing employment agreement or equity compensation plan.

Supporting Statement: The Company's executive compensation program should include a long-term equity compensation component with clearly defined operational performance criteria and challenging performance benchmarks. We believe that performance and time-vesting restricted shares should be an important component of such a program. In our opinion, performance and time-based restricted shares provide an effective means to tie equity compensation to meaningful operational performance beyond stock price performance.

A well-designed restricted share program can serve to help focus senior executives on achieving strong operational performance as measured over several years in areas determined by the Board to be important to the long-term success of the Company. The use of operational performance measures in a restricted share program can serve to complement the stock price performance measures common in senior executive equity compensation plans. In addition to operational performance requirements, time vesting requirements of at least three years will help reinforce the long-term performance orientation of the plan.

Our proposal recognizes that the Compensation Committee is in the best position to determine the appropriate operational performance criteria and associated performance benchmarks. It is requested that detailed disclosure of the performance criteria be provided in the Compensation Committee Report. Further, clear disclosure should be provided on the performance benchmarks associated with each performance criteria to the extent this information can be provided without revealing proprietary information. This disclosure will enable shareholders to assess whether the long-term equity compensation portion of the executive compensation plan provides challenging performance targets for senior executives to meet.

We believe that a performance and time-based restricted share program with the features described above offers senior executives the opportunity to acquire significant levels of equity compensation commensurate with their contributions to long-term corporate performance. We believe such a system best advances the long-term interests of our Company, its shareholders, employees and other important constituents. We urge shareholders to support this important executive compensation reform.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 18, 2005

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: SBC Communications Inc.
Incoming letter dated December 9, 2004

The proposal requests that the board of directors' compensation committee adopt a performance and time-based restricted share grant program for senior executives that includes features specified in the proposal.

We are unable to concur in your view that SBC may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that SBC may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that SBC may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that SBC may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Rebekah J. Toton
Attorney-Advisor